                                                 FILED PURSUANT TO RULE 424(b(3)
                                                   OF THE SECURITIES ACT OF 1933
                                                    REGISTRATION NO. 33-57302-02


                                ANNUAL APPENDIX




ANNUAL APPENDIX DATED
MARCH 15, 1999 TO PROSPECTUS
DATED JANUARY 26, 1993 AS
SUPPLEMENTED THROUGH FEBRUARY 16, 1999


                         Discover(R) Card Trust 1993 B

              6.75% Class A Credit Card Pass-Through Certificates
              7.10% Class B Credit Card Pass-Through Certificates


                            Greenwood Trust Company
                                    Servicer


                   Discover Receivables Financing Group, Inc.
                                     Seller

     The following updates the prospectus dated January 26, 1993, as supplemented (the "prospectus"), used by Dean Witter Reynolds Inc. ("DWR"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley International Limited ("MSIL") in connection with offers and sales of the Class A Certificates and the Class B Certificates in market-making transactions in which any of DWR, MS & Co., or MSIL acts as principal.

     INVESTING IN THE INVESTOR CERTIFICATES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 11. WE REFER IN THE PROSPECTUS TO "SPECIAL CONSIDERATIONS"; PLEASE NOTE THAT THESE REFERENCES SHOULD BE TO "RISK FACTORS."

1.   GENERAL

     On May 31, 1997, Dean Witter, Discover & Co., and Morgan Stanley Group Inc. consummated their merger. Dean Witter, Discover & Co., the indirect parent of Greenwood Trust Company and DRFG, is the surviving corporation in the merger and will continue its corporate form under the name "Morgan Stanley Dean Witter & Co." ("MSDW").

     DWR, MS & Co., and MSIL are wholly owned subsidiaries of MSDW. DWR, MS & Co., MSIL and other affiliates of DRFG may use the prospectus in connection with offers and sales of the securities described in the prospectus in the course of their businesses as broker-dealers. DWR, MS & Co., MSIL and these other affiliates may act as principal or agent in these transactions. If they sell these securities, they will sell them at varying prices related to prevailing market prices at the time of sale or otherwise. None of DWR, MS & Co., MSIL or any other affiliate is obligated to make a market and each may discontinue any market-making activities at any time without notice.

     Where we refer in the prospectus to Greenwood Trust Company ("Greenwood"), Discover Receivables Financing Group, Inc. ("DRFG") and SCFC Receivables Corp. ("SRC"), as being indirect wholly-owned subsidiaries of Sears, please note that each is now an indirect wholly-owned subsidiary of MSDW (formerly known as Dean Witter Financial Services Group, Inc., Dean Witter, Discover & Co. ("DWDC") and Morgan Stanley, Dean Witter, Discover & Co). See "prospectus Summary -- Spin-off of Dean Witter, Discover & Co." and "Greenwood Trust Company."

     Where we refer in the prospectus to Sears Consumer Financial Corporation ("SCFC"), please note that SCFC has changed its name to NOVUS Credit Services Inc. ("NOVUS") and that it is no longer a wholly-owned subsidiary of Sears but a wholly-owned subsidiary of MSDW.

     Where we refer in the prospectus to Discover Card Services, Inc. ("DCSI"), please note that DCSI has changed its name to Discover Financial Services, Inc. ("DFS").


2.   REPORTS TO INVESTOR CERTIFICATEHOLDERS

     Delete the first sentence under the heading "Reports to Investor Certificateholders" on page 2 of the prospectus and replace it with the following:

          You may obtain monthly and annual reports containing information about the Trust, prepared by the Servicer, free of charge by calling 302-323-7434.

3.   PROSPECTUS SUMMARY

     Delete the following the paragraph on page 10 relating to "Recent Developments" and substitute the following:

     SPIN-OFF OF DEAN WITTER, DISCOVER & CO. ... On March 1, 1993, Sears sold through a primary initial public offering a minority interest of approximately 20 percent in its wholly-owned subsidiary DWDC. Sears distributed to Sears shareholders the balance of its ownership in DWDC in a tax-free spin-off on June 30, 1993. Through the initial public offering and the spin-off of DWDC, all subsidiaries of DWDC (including Greenwood, DRFG and SRC) are no longer subsidiaries of Sears. In May 1997, DWDC merged with Morgan Stanley Group Inc. and changed its name to Morgan Stanley, Dean Witter, Discover & Co. (now Morgan Stanley Dean Witter & Co.). DRFG believes that the change in ownership and subsequent merger will have no material effect on the Investor Certificates.

4.   RISK FACTORS

     a. Delete all text under the subheadings "Consumer Protection Laws and Regulations" and "Discover Card Late Fee Proceedings" on pages 11-13 and substitute the following:

         Consumer Protection Laws and Regulations. Greenwood must comply with federal and state consumer protection laws and regulations in connection with making and enforcing consumer loans (such as credit card loans), including the loans in the Trust. These laws and regulations could adversely affect Greenwood's ability to collect on the receivables in the Trust or to maintain previous levels of monthly periodic finance charges. If Greenwood does not comply with these laws and regulations, it may not be able to collect the receivables. (These laws and regulations will also apply to any other servicer of the receivables, with the same possible effects.) DRFG has agreed in the Pooling and Servicing Agreement that if:


     o Greenwood has not complied in all material respects with the legal requirements that applied to its creation of a receivable included in the Trust,

     o Greenwood does not cure its noncompliance in a specified period of time, and

     o Greenwood's noncompliance has a material adverse effect on the Trust's interest in all of the receivables in the Trust,

then DRFG will purchase all receivables in the affected accounts. See "Description of the Investor Certificates - Repurchase of Specified Receivables." DRFG does not anticipate that the Trustee will examine the receivables or the records relating to the receivables to determine whether they have legal defects (or for any other purpose). See "Certain Legal Matters Relating to the Receivables - Consumer Protection Laws and Debtor Relief Laws Applicable to the Receivables."

          Consumer Protection Laws and Regulations; Litigation. Greenwood is involved from time to time in various legal proceedings that arise in the ordinary course of its business. Greenwood does not believe that the resolution of any of these proceedings will have a material adverse effect on Greenwood's financial condition or on the Receivables. DRFG cannot assure you, however, that these proceedings will not have such a material adverse effect.

     b. Delete the first and second full paragraph on page 13 and substitute the following:

          Legislation. The Competitive Equality Banking Act of 1987 ("CEBA") contains provisions that limit the ability of nonbanking companies, such as MSDW and NOVUS, to own banks. However, CEBA permits any nonbanking company that owned a bank on March 5, 1987 to retain control of the bank. MSDW and NOVUS are permitted to retain control of Greenwood under CEBA. CEBA provides that if MSDW, NOVUS or Greenwood fails to comply with certain statutory restrictions, MSDW and NOVUS will be required to divest control of Greenwood or to limit its activities significantly. Greenwood believes, however, that in light of the programs it has in place, the limitations of CEBA will not have a material impact on Greenwood's ability to service, or maintain the level of, the Receivables. In addition, future federal or state legislation, regulation or interpretation of federal or state legislation or regulation could adversely affect the business of Greenwood or the relationship of MSDW or NOVUS with Greenwood. See "Greenwood Trust Company."

     c. Delete the text on page 14 under the heading "Competition" and substitute the following:

          Competition in the Credit Card Industry. The credit card industry in which the Discover Card competes is highly competitive. This competition focuses on features and financial incentives of credit cards such as annual fees, finance charges, rebates and other enhancement features. The market includes (a) bank-issued credit cards, including "co-branded" cards issued by banks in cooperation with industrial, retail or other companies and "affinity" cards issued by banks in cooperation with organizations such as universities and professional organizations, and (b) charge cards issued by travel and entertainment companies. The vast majority of the bank-issued credit cards (the so-called "general purpose" credit cards) bear the Visa or MasterCard service mark and are issued by the many banks that participate in one or both of the national bank card networks operated by Visa U.S.A. Inc. and MasterCard International Incorporated. The Visa and MasterCard associations have been in existence for approximately 30 years. Cards bearing their service marks are accepted worldwide by merchants of goods and services and recognized by consumers and the general public. Co-branded credit cards, which offer the cardholder certain benefits relating to the industrial, retail or other business of the bank's co-branding partner (e.g., credits towards purchases of airline tickets or rebates for the purchase of an automobile), and affinity cards, which give cardholders the opportunity to support and affiliate with the affinity partner's organization and often provide other benefits, both currently represent a large segment of the bank-issued credit card market. American Express Company, a card issuer since 1958, issues the majority of travel and entertainment cards. Travel and entertainment cards differ in many cases from bank cards in that they generally have no pre-established credit limits and have limited provisions for repayment in installments. American Express Company, through a subsidiary bank, also issues cards with both a pre-established credit limit and provisions for repayment in installments. Greenwood introduced the Discover Card nationwide in 1986; the Discover Card competes with general purpose credit cards issued by other banks and with travel and entertainment cards. In late December 1998, Greenwood introduced the Discover Platinum Card to compete with gold, platinum and other premium credit, travel and entertainment cards of other issuers. Currently, Greenwood is the only issuer of the Discover Card. Greenwood has also issued, and may from time to time introduce, additional general purpose credit cards; the Discover Card portfolio, however, does not include the accounts associated with these cards.

          Many bank credit card issuers have instituted balance transfer programs. Generally, under these transfer programs, the issuers offer a favorable annual percentage rate or other financial incentives for a specified length of time on any portion of account balances transferred from outstanding account balances maintained on another credit card. The annual percentage rates for balance transfers often are more favorable to cardholders than the annual rates for account balances arising from purchases or cash advances.

          Competition in the credit card industry affects Greenwood's ability to obtain applicants for Discover Card accounts, to encourage cardmembers to use accounts and to persuade service establishments to accept the Discover Card. If Greenwood does not compete successfully in these areas, the level of receivables in the Trust and in the Discover Card portfolio may decline. If the level of receivables in the Trust declines, and Greenwood cannot add enough receivables from other accounts (or interests in other pools of credit card receivables) to maintain the minimum levels of receivables required by the Pooling and Servicing Agreement, an Amortization Event may occur causing the commencement of the Amortization Period. See "Risk Factors - Payments and Maturity" and "Description of the Investor Certificates - Amortization Events."

          MSDW, the indirect owner of Greenwood, generally has a strategy of issuing additional card products as appropriate in the marketplace. For example, Greenwood issues the Private Issue(R) Card and certain co-branded and affinity credit cards, and expects that from time to time Greenwood or other MSDW subsidiaries will introduce additional general purpose credit card products to attract additional consumers. The introduction of a new general purpose credit card product by any market competitor poses incremental competition for Discover Card and for other credit card issuers. Although Greenwood currently does not expect that the issuance of any new card by Greenwood or another MSDW subsidiary will have a materially greater impact on the Discover Card program than the introduction of a comparable product by any other market competitor, it cannot predict the effect that these programs will have on the Discover Card portfolio.

     d. Delete the text under the heading "Ability to Change Terms of the Accounts" on pages 14-16 and substitute the following:

          Greenwood May Change Terms of the Accounts. Pursuant to the Pooling and Servicing Agreement, DRFG does not transfer accounts to the Trust, but only the receivables in the accounts. As owner of any account, Greenwood has the right to determine the rate for periodic finance charges, to alter the account's minimum required monthly payment, to change the account's credit limit and to change various other account terms. If periodic finance charges or other fees decrease, the Trust's finance charge collections and the effective yield on the receivables could also decrease. This decrease could cause an Amortization Event to occur; investors would also have less protection against shortfalls in interest and charged-off receivables. In addition, if Greenwood increases credit limits on accounts, charged-off amounts might increase and the levels of receivables in the Trust and in the Discover Card portfolio might decrease. If the level of receivables in the Trust declines, and Greenwood cannot add enough receivables from other accounts (or interests in other pools of credit card receivables) to maintain the required minimum levels of receivables, an Amortization Event may occur. The newly introduced Discover Platinum Card offers cardmembers credit limits that may be substantially higher, and imposes periodic finance charges that are generally lower, than those available with a classic Discover Card. Although Greenwood anticipates that the introduction of the Discover Platinum Card will have a positive impact on the number of Discover Card accounts, the size of revolving balances and cardmember loyalty, there can be no assurance that the higher credit limits and lower periodic finance charges of the Discover Platinum Card will not have the effects set forth above in this paragraph. See "Description of the Investor Certificates - Distributions of Collections and Application of Collections and Certain Other Amounts" and "- Amortization Events."

          The Pooling and Servicing Agreement provides that Greenwood must administer, process and enforce the Accounts in accordance with its customary and usual servicing procedures for servicing comparable credit accounts. It must also act in accordance with its Credit Guidelines. DRFG and Greenwood have also agreed that Greenwood may not change the terms governing an Account unless it also changes the terms of its other accounts in the Discover Card portfolio of the same general type and as to which the cardholders reside in a particular affected state or similar jurisdiction. However, changes to account terms may not affect Accounts in the Trust to the same degree as they affect accounts in the Discover Card portfolio as a whole. Except as described in this paragraph, the Pooling and Servicing Agreement does not restrict Greenwood's ability to change the terms of accounts or receivables. Greenwood may decide, because of changes in the marketplace or applicable laws, or as a prudent business practice, to change the terms of some or all of its Discover Card accounts.


5.   DESCRIPTION OF THE INVESTOR CERTIFICATES

     a. Please note that SRC assumed Sears obligations to repurchase Receivables as described under the subheadings "Repurchase of Trust Portfolio" and "Repurchase of Specified Receivables" on pages 21-23.

     b. Delete the last sentence in the first full paragraph on page 36 under the subheading "Reports to Investor Certificateholders" and substitute the following:

          You may obtain the statement free of charge by calling 302-323-7434.

     c. Delete the text under the subheading "Evidence as to Compliance" on pages 36-37 and substitute the following:

              Evidence as to Compliance. The Pooling and Servicing Agreement provides that on or about March 15 of each calendar year, commencing in March 1999, the Servicer will cause a firm of nationally recognized independent public accountants to furnish a report to each of:

       o  the Trustee and the Servicer to the effect that:

               o the accountants are of the opinion that the system of internal accounting controls in effect on the date of their report relating to the servicing procedures performed by the Servicer under the Pooling and Servicing Agreement was sufficient to prevent errors and irregularities that would be material to the assets of the Trust, and

               o nothing has come to the accountants' attention that would cause them to believe the servicing has not been conducted in compliance with the Pooling and Servicing Agreement, except for those exceptions that the accountants believe to be immaterial or that they otherwise set forth in their report;

       o and the Trustee to the effect that the accountants have compared the mathematical calculations of the amounts set forth in the Servicer's monthly certificates delivered during the transition period from January 1, 1998 through November 30, 1998, or the preceding fiscal year ended November 30, as applicable, covered by their report with the Servicer's computer reports that generated these amounts, confirming that the amounts are in agreement, except for those exceptions that the accountants believe to be immaterial or that they otherwise set forth in their report.


     The procedures to be followed by the accountants will not constitute an audit conducted in accordance with generally accepted auditing standards.


               The Pooling and Servicing Agreement provides that the Servicer will deliver to the Trustee, on or before March 15 of each calendar year beginning in March 1999, an annual statement signed by an officer of the Servicer to the effect that:

        o in the course of the officer's duties as an officer of the Servicer, he or she would normally obtain knowledge of any Servicer Termination Event, and

        o whether or not the officer has obtained knowledge of any Servicer Termination Event during the transition period from January 1, 1998 through November 30, 1998, or the preceding fiscal year ended November 30, as applicable, and, if so, specifying each Servicer Termination Event of which the signing officer has knowledge and the nature of the Servicer Termination Event.

     d. Delete the first sentence under the subheading "Sale of Seller Interest" on page 37 and substitute the following:

           Pursuant to the Purchase and Contribution Agreement, the Trustee will
     (a) issue the Seller Certificate, if certificated, to Greenwood and DRFG as tenants-in-common or (b) record Greenwood's and DRFG's uncertificated fractional undivided interest in the Trust in its books and records.


6.   THE DISCOVER CARD BUSINESS

     Delete the text under the heading "The Discover Card Business" on pages 42-44 and substitute the following:

     GENERAL

          DRFG has conveyed "Receivables" to the Trust pursuant to the Pooling and Servicing Agreement. These Receivables were generated from transactions made by holders of the Discover(R) Card, a general purpose credit and financial services card, and do not include receivables arising under the Discover Card Corporate Card, the Private Issue Card and co-branded and affinity cards. In the prospectus, we present information about both (1) the Discover Card portfolio generally (in which case we refer to " receivables" and "the accounts" in which they arise), and (2) the pool of Receivables that DRFG has conveyed to the Trust (in which case we refer to the "Receivables" and the "Accounts" in which they arise). When we refer to the Discover Card in this section entitled "The Discover Card Business" we are referring to the "classic" Discover Card and the Discover Platinum Card, both of which are issued by Greenwood. In addition, except where we specifically refer to classic Discover Card accounts or Discover Platinum Card accounts, references to "Discover Card accounts" include both of these types of accounts. With the exception of the small number of Discover Card Corporate Cards issued by an affiliate of Greenwood, Greenwood is the sole issuer of credit cards bearing the DISCOVER service mark. Greenwood has also issued, and may from time to time introduce, additional general purpose credit cards.

          Greenwood first issued the classic Discover Card in regional pilot markets in September 1985, and began distributing the Discover Card nationally in March 1986. In early January 1999, Greenwood began issuing the "Discover Platinum Card," a Discover Card with additional features and benefits. The Discover Card gives cardmembers access to a revolving line of credit. Each cardmember can use his or her card to purchase merchandise and services from participating service establishments. Holders of the Discover Card can also obtain cash advances at automated teller machines and at certain other locations throughout the United States. Cardmembers can also obtain cash advances by writing checks against their accounts. The number of service establishments that accept the Discover Card has continued to increase. There are currently over three million merchants and cash advance locations that accept the Discover Card. As of November 30, 1998, there were 33.6 million Discover Card accounts with 42.0 million cardmembers. Cardmembers can only use their Discover Cards for personal, family or household purposes because of banking statutes that apply to Greenwood. See "Greenwood Trust Company."

          Cardmembers are generally subject to account terms and conditions that are uniform from state to state. See "The Accounts - Billing and Payments." In all cases, the "Cardmember Agreement" governing the terms and conditions of the account permits Greenwood to change the credit terms, including the rate of the periodic finance charge and the fees imposed on accounts, upon 15 days' prior notice to cardmembers. Greenwood assigns each Discover Card account a credit limit when it opens the account. After the account is opened, Greenwood may increase or decrease the credit limit on the account, at Greenwood's discretion, at any time. The credit limits on classic Discover Card accounts generally range from $1,000 to $9,000, although on a case-by-case basis Greenwood will consider authorizing higher or lower limits. The credit limits on Discover Platinum Card accounts are a minimum of $5,000 and can range up to $100,000. Currently, Greenwood will not grant cash advances that exceed, in the aggregate, an amount equal to 50% of the cardmember's credit limit.

          Greenwood offers various features and services with the Discover Card accounts. One feature is the Cashback Bonus(R), in which Greenwood annually pays cardmembers a percentage of their purchase amounts, ranging up to one percent, based on their annual purchases. Greenwood remits this amount to cardmembers in the form of a check or a credit to the cardmember's account, or by giving the cardmember an option to exchange the Cashback Bonus amount for merchandise. No such amounts will be paid from the property of the Trust. Greenwood offers cardmembers holding the Discover Platinum Card additional features and services. These include the ability of cardmembers to double their Cashback Bonus if the bonus is redeemed for merchandise or services with selected merchants, and to obtain car rental insurance coverage and higher travel accident insurance coverage. We also describe certain other features of the Discover Platinum Card elsewhere in "The Discover Card Business" section and in "The Accounts" section below.

          Currently, Greenwood applies a variable rate of periodic finance charges to classic Discover Card account balances (except in certain limited circumstances). This rate is based on the prevailing prime rate plus a margin, and is also affected by the amount of the cardmember's purchases, and the cardmember's payment history. Greenwood has notified cardmembers that, effective with billing cycles beginning in March 1999, it will begin applying a fixed instead of a variable rate of periodic finance charges to purchases of merchandise and services. Based on the variable rate that applies to the account at the end of the account's billing cycle in March 1999, Greenwood will assign a corresponding fixed rate to the account. Greenwood will continue to apply a variable rate of periodic finance charges to cash advances, with a minimum rate of 20.99%. See "The Accounts - Billing and Payments." Greenwood also offers cardmembers money market deposit accounts, called Discover Saver's Accounts, and time deposits, called Discover Card CDs. These deposit products offer competitive rates of interest and are insured by the FDIC. To differentiate the Discover Card in the marketplace, and to increase accounts, balances and cardmember loyalty, Greenwood from time to time tests and implements new offers, promotions and features of the Discover Card. The recently introduced Discover Platinum Card is an example of this.

          Greenwood, either through its processing arrangements with its affiliate, DFS, or through processing agreements with credit card processing facilities of unaffiliated third parties, performs all the functions required to service and operate the Discover Card accounts. These functions include soliciting new accounts, processing applications, issuing new accounts, authorizing and processing transactions, billing cardmembers, processing payments, providing cardmember service and collecting delinquent accounts. Greenwood and DFS maintain multiple operations centers across the country for servicing cardmembers. DFS also maintains an additional operations center to process accounts that Greenwood has charged off as uncollectible.

               DFS has established arrangements with service establishments to accept the Discover Card for cash advances and as the means of payment for merchandise and services. Greenwood contracts with DFS to have cards issued by Greenwood (including the Discover Card) accepted at those establishments. Greenwood's ability to generate new receivables requires locations where cardmembers can use their Discover Cards. DFS employs a national sales and service force to maintain and increase the size of its service establishment base. DFS also maintains additional operations centers that are devoted primarily to providing customer service to service establishments. The service establishments that accept the Discover Card encompass a wide variety of businesses, including local and national retail establishments and specialty stores of all types, quick service food establishments, governments, restaurants, medical providers and warehouse clubs, and many leading airlines, car rental companies, hotels, petroleum companies and mail order companies as well as Internet merchandise and service providers.

     CREDIT-GRANTING PROCEDURES

          Greenwood solicits accounts for the Discover Card portfolio by various techniques including (a) by "preselected" direct mail or telemarketing, (b) by "take-one" applications, distributed in many service establishments that accept the Discover Card, and (c) with various other programs targeting specific segments of the population.

          Greenwood also uses general broadcast and print media advertising to support these solicitations. All accounts undergo credit review to establish that the cardmembers meet standards of stability and ability and willingness to pay. Greenwood implements the same credit review process for applications to open both classic Discover Card accounts and Discover Platinum Card accounts. Potential applicants who are sent preselected solicitations have met certain credit criteria relating to their previous payment patterns and longevity of account relationships with other credit grantors. Since September 1987, Greenwood has pre-screened all lists through credit bureaus before mailing. Pre-screening is a process by which an independent credit reporting agency evaluates the lists of names supplied by Greenwood against credit-worthiness criteria supplied by Greenwood that are intended to provide a general indication, based on available information, of the stability and the willingness and ability of these persons to repay their obligations. The credit bureaus return to Greenwood only the names of those persons meeting these criteria. Greenwood also subsequently screens the applicants who respond to these preselected solicitations when it receives their completed applications, to ensure that these individuals continue to meet selection and credit criteria. Greenwood evaluates applications that are not preselected by using a credit-scoring system (a statistical evaluation model that assigns point values to credit information regarding applicants). The credit-scoring system used by Greenwood is based on information reported by cardmembers on their applications and by the credit bureaus. Greenwood uses information from both of these sources to establish credit-worthiness. Certain applications not approved under the credit-scoring systems are reviewed by credit analysts. If a credit analyst recommends that any of these applications be approved, senior bank review analysts in Greenwood's main office in New Castle, Delaware, review and may approve them.

          As owner of the Discover Card accounts, Greenwood has the right to change its credit-scoring criteria and credit-worthiness criteria. Greenwood regularly reviews and modifies its application procedures and credit-scoring system to reflect Greenwood's actual credit experience with Discover Card account applicants and cardmembers as that historical information becomes available. Greenwood believes that refinements of these procedures and system since the inception of the Discover Card program have helped its analysis and management of credit losses. However, Greenwood cannot assure you that these refinements will prevent increases in credit losses in the future. Relaxation of credit standards typically results in increases in charged-off amounts, which, under certain circumstances, may result in a decrease in the level of the receivables in the Discover Card portfolio and the Receivables in the Trust. If there is a decrease in the level of Receivables in the Trust, and if DRFG does not add additional accounts to the Trust, an Amortization Event could result, causing the Trust to begin to repay the principal of the Investor Certificates sooner than expected. An increase in the amount of Receivables charged-off as uncollectible, without an offsetting increase in Finance Charge Receivables, could also cause an Amortization Event, and cause the Trust to begin to repay the principal of the Investor Certificates sooner than expected.

     COLLECTION EFFORTS

          Efforts to collect past-due Discover Card account receivables are made primarily by collections personnel of DFS or Greenwood. Under current practice, Greenwood includes a request for payment of past-due amounts on the monthly billing statement of all accounts with these amounts. Cardmembers owing past-due amounts also receive a written notice of late fee charges on their monthly statements, and then receive an additional request for payment after any monthly statement that includes a past-due amount. Collection personnel generally initiate telephone contact with cardmembers within 30 days after any portion of their balance becomes past due. If initial telephone contacts fail to elicit a payment, Greenwood continues to contact the cardmember by telephone and by mail. Greenwood also may enter into arrangements with cardmembers to waive finance charges, late fees and principal due, or extend or otherwise change payment schedules. Greenwood's current policy is to recognize losses and to charge off an account at the end of the sixth full calendar month after a payment amount is first due, if payment of any portion of that amount has not been received by that time, (except in certain cases, such as bankruptcy, where an uncollectible balance may be charged off earlier). In general, after Greenwood has charged off an account, collections personnel of DFS or Greenwood attempt to collect all or a portion of the charged-off account for a period of approximately four months. If those attempts do not succeed, Greenwood generally places the charged-off amount with one or more collection agencies for a period of approximately a year or, alternatively, Greenwood may commence legal action against the cardmember, including legal action to attach the cardmember's property or bank accounts or to garnish the cardmember's wages. Greenwood and the Trust may also sell their respective interests in charged-off accounts and related receivables to third parties, either before or after collection efforts have been attempted.

          Under the terms of the Pooling and Servicing Agreement, Greenwood will retain any recoveries received on Charged-Off Accounts, and these recoveries will not be included in the assets of the Trust. See "Description of the Investor Certificates-- Adjustment of Investor Interest as a Result of Charge-Offs and Reimbursement of Charge-Offs" and "Composition and Historical Performance of the Discover Card Portfolio-- Composition of Discover Card Portfolio." Greenwood may change its credit granting, servicing and charge-off policies and its collection practices over time in accordance with Greenwood's business judgment and applicable law.


7.   THE ACCOUNTS

     a.   Add as first paragraph under the subheading "General" on page 44:

          The Receivables in the Accounts as of February 1, 1999 totaled $317,864,562.51. The Accounts had an average balance of $1,574.58 and an average credit limit of $6,765.00 as of February 1, 1999.

     b. Delete the text on pages 45-46 under the subheading "Billing and Payments" and substitute the following:

          Discover Card accounts generally have the same billing and payment structure. Greenwood sends a monthly billing statement to each cardmember who has an outstanding debit or credit balance of one dollar or more. Discover Card accounts are grouped into multiple billing cycles for operational purposes. Each billing cycle has a separate billing date, on which Greenwood processes and bills to cardmembers all activity that occurred in the related accounts during the period of approximately 28 to 34 days that ends on that date. The Accounts include accounts in all billing cycles.

          Each cardmember with an outstanding debit balance in his or her Discover Card account must generally make a minimum payment equal to the greater of $10 or 1/48th of the new balance on the account at the end of the billing cycle for the account, rounded to the next higher whole dollar amount. If the cardmember's new balance is less than $10, the minimum payment will be the new balance. Effective with billing cycles beginning in March 1999, if a cardmember exceeds his or her credit limit, Greenwood may require the cardmember to immediately pay the amount that is above the credit limit. From time to time, Greenwood has offered and may continue to offer cardmembers with accounts in good standing the opportunity to skip the minimum monthly payment, while continuing to accrue periodic finance charges, without being considered to be past due. A cardmember may pay the total amount due at any time. Greenwood may also enter into arrangements with delinquent cardmembers to extend or otherwise change payment schedules, and to waive finance charges, late fees and/or principal due. Although Greenwood does not expect these practices to have a material adverse effect on the investors, collections may be reduced during any period in which Greenwood offers cardmembers the opportunity to skip the minimum monthly payment or to extend or change payment schedules.

          Currently, Greenwood imposes periodic finance charges on the balances in classic Discover Card accounts at variable annual percentage rates (except in certain limited circumstances). Periodic finance charges on purchases, cash advances and balance transfers are calculated on a daily basis, subject to a grace period that essentially provides that periodic finance charges are not imposed if the cardmember pays his or her entire balance each month. Currently, periodic finance charges on purchases, cash advances and balance transfers in classic Discover Card accounts are generally based on the prime rate plus a margin (currently 8.99% to 13.99%), subject to certain minimum rates currently ranging from 12.99% to 21.99%. These rates are also based on a cardmember's purchase activity and payment status. Effective with billing cycles beginning in March 1999, periodic finance charges on purchases made using a classic Discover Card will be based on a fixed instead of a variable rate. Depending on the variable rate that applies to an account at the end of its billing cycle in March 1999, Greenwood will generally assign a corresponding fixed rate to the account. These new fixed rates will apply to the entire outstanding balance of a cardmember's account. However, Greenwood will continue to impose a variable rate of interest on cash advances charged to classic Discover Card accounts, with a minimum rate of 20.99%. In addition, in connection with balance transfers and for other promotional purposes, certain account balances may accrue periodic finance charges at lower fixed rates for varying periods of time. Balances remaining from transactions posted to accounts in billing cycles beginning before March 1, 1993 will continue to accrue periodic finance charges at fixed rates.

          Balances in Discover Platinum Card accounts accrue interest at competitive fixed rates, except for balances transferred to these accounts, which will accrue interest at promotional rates for short periods of time. The periodic finance charge imposed on cash advances made using a Discover Platinum Card is 19.99%.

          In addition to periodic finance charges, Greenwood may impose certain other charges and fees on Discover Card accounts. Greenwood currently charges a cash advance transaction fee equal to 2.5% of each new cash advance, with a minimum fee of $3.00 per transaction. Greenwood also currently charges a $25 late fee each time a payment has not been made by the required due date, a $25 fee for balances exceeding a cardmember's credit limit as of the close of the cardmember's monthly billing cycle, a $25 fee for any payment check returned unpaid and a $25 fee for Discover Card cash advance, balance transfer or other promotional checks that are returned by Greenwood due to insufficient credit availability. Each of these $25 fees will increase to $29 effective with billing cycles beginning in March 1999. See "Risk Factors - Consumer Protection Laws and Regulations," "- Payments and Maturity" and "- Ability of the Seller to Change Terms of the Accounts."

          The yield on the Accounts in the Trust, which consists of the finance charges and fees, depends on various factors including changes in the prime rate over time and in cardmember account usage and payment performance, none of which can be predicted, as well as the extent to which balance transfer offers and special promotion offers are made and accepted, and the extent to which Greenwood changes the terms of the Cardmember Agreement. Reductions in the yield could, if large enough, cause the commencement of the Amortization Period or result in insufficient collections to pay interest and principal to investors. DRFG cannot assure you about any of these effects. See "Description of the Investor Certificates - Amortization Events."

8.   COMPOSITION AND HISTORICAL PERFORMANCE OF THE DISCOVER CARD PORTFOLIO

     a. Delete the second sentence in the paragraph under the heading "General" on page 48 and replace it with the following:

          Greenwood opened a limited number of Discover Card accounts using credit scoring criteria materially different from the credit scoring criteria generally used for Discover Card accounts. These accounts have been segregated from the rest of the Discover Card portfolio and are not reflected in the information contained in the prospectus. None of these accounts is included in the Trust.

     b. Delete the text under the heading, "Composition of Discover Card Portfolio" and ending before the heading "Payment of the Investor Certificates" located on pages 48-51 and substitute the following:

COMPOSITION OF DISCOVER CARD PORTFOLIO

     Geographic Distribution. The Discover Card portfolio is not highly concentrated geographically. As of November 30, 1998, the following five states had the largest receivables balances:

                                  PERCENTAGE OF TOTAL RECEIVABLES BALANCE
                                          OF DISCOVER CARD PORTFOLIO
STATE                                       AS OF NOVEMBER 30, 1998
-----                             ---------------------------------------
California .............                           11.3%
Texas ..................                            9.3%
New York ...............                            6.7%
Florida ................                            6.0%
Illinois ...............                            5.1%


     No other state accounted for more than 5% of the total receivables balance of the Discover Card portfolio as of November 30, 1998.

     Credit Limit Information. As of November 30, 1998, the accounts in the Discover Card portfolio had the following credit limits:


                                                 RECEIVABLES      PERCENTAGE OF
                                                 OUTSTANDING   TOTAL RECEIVABLES
CREDIT LIMIT                                       (000)'S        OUTSTANDING
------------                                     -----------   -----------------
Less than or equal to $1,000.000 ..............   $   632,180        2.1%
$1,000.01 to $2,000.00 ........................   $ 2,782,815        9.2%
$2,000.01 to $3,000.00 ........................   $ 2,927,625        9.7%
Over $3,000.00 ................................   $23,788,446       79.0%
                                                  -----------      -----
     Total ....................................   $30,131,066      100.0%
                                                  ===========      =====



     Seasoning. As of November 30, 1998, 88.3% of the accounts in the Discover Card portfolio were at least 24 months old. The ages of accounts in the Discover Card portfolio as of November 30, 1998 were distributed as follows:


                              Percentage     Percentage
AGE OF ACCOUNTS               of Accounts   of Balances
---------------               -----------   -----------
Less than 12 Months........      5.0%              2.3%
12 to 23 Months............      6.7%              6.0%
24 to 35 Months............      8.9%              9.3%
36 Months and Greater......      79.4%            82.4%
                                -----            -----
     Total.................     100.0%           100.0%
                                =====            =====

               Summary Yield Information. The annualized aggregate monthly yield for the Discover Card portfolio is summarized as follows:


                 TWELVE MONTHD ENDED   ELEVEN MONTHS ENDED      TWELVE MONTHS ENDED
                  NOVEMBER 30, 1998     NOVEMBER 30, 1997        DECEMBER 31, 1996
                 -------------------   -------------------      -------------------
Aggregate
Monthly Yield(1)      18.02%                   18.19%                  17.72%


------------
(1) Greenwood calculates "Monthly Yield" by dividing the monthly finance charges billed by beginning monthly balance. Monthly finance charges include periodic finance charges, cash advance item charges, late fees, and as of March 1, 1996, overlimit fees, but exclude recoveries with respect to charged-off accounts. Aggregate Monthly Yield is the average of Monthly Yields annualized for each period shown.

     Summary Current Delinquency Information. As of November 30, 1998, the accounts in the Discover Card portfolio had the following delinquency statuses:


                                  AGGREGATE
                                   BALANCES       PERCENTAGE
PAYMENT STATUS                      (000'S)       OF BALANCES
--------------                   ------------     -----------
Current .................        $26,020,162         86.3%
1 to 29 Days ............        $ 2,122,334          7.0%
30 to 59 Days ...........        $   637,435          2.1%
60 to 89 Days ...........        $   480,072          1.6%
90 to 119 Days ..........        $   352,966          1.2%
120 to 149 Days .........        $   287,277          1.0%
150 to 179 Days .........        $   230,820          0.8%
                                 -----------        -----
         Total ..........        $30,131,066        100.0%
                                 ===========        =====


          Summary Historical Delinquency Information. The accounts in the Discover Card portfolio had the following historical delinquency rates:

                     AVERAGE OF TWELVE MONTHS      AVERAGE OF ELEVEN MONTHS   AVERAGE OF TWELVE MONTHS
                     ENDED NOVEMBER 30, 1998       ENDED NOVEMBER 30, 1997    ENDED DECEMBER 31, 1996
                     ------------------------      ------------------------   --------------------------
                      DELINQUENT                   DELINQUENT                  DELINQUENT
                        AMOUNT                       AMOUNT                     AMOUNT
                       (000'S)   PERCENTAGE(1)      (000'S)    PERCENTAGE(1)    (000'S)     PERCENTAGE(1)
                     ----------  ------------      ----------  ------------   -----------   ------------
30-59 Days .......   $  759,521       2.6%         $  743,464     2.6%         $  680,645        2.7%
60-89 Days .......   $  456,059       1.5%         $  432,410     1.5%         $  361,992        1.4%
90-179 Days ......   $  853,961       2.9%         $  803,204     2.8%         $  593,661        2.3%
                     ----------       ---          ----------     ---          ----------        ---
Total ............   $2,069,541       7.0%         $1,979,078     6.9%         $1,636,298        6.4%
                     ==========       ===          ==========     ===          ==========        ===

---------------
(1) Greenwood calculates the percentages by dividing the Delinquent Amount by Average Receivables Outstanding for each period. The "Delinquent Amount" is the average of the monthly ending balances of delinquent accounts during the periods indicated. The "Average Receivables Outstanding" is the average of the monthly average amount of receivables outstanding during the periods indicated.

     WE DISCUSS THE ECONOMIC FACTORS THAT AFFECT THE PERFORMANCE OF THE DISCOVER CARD PORTFOLIO, INCLUDING DELINQUENCIES, IN "RISK FACTORS - SOCIAL, LEGAL
AND ECONOMIC FACTORS."

     Summary Charge-Off Information. The accounts in the Discover Card portfolio have had the following historical charge-offs:


                                         TWELVE MONTHS ENDED     ELEVEN MONTHS ENDED      TWELVE MONTHS ENDED
                                           NOVEMBER 30, 1998      NOVEMBER 30, 1997        DECEMBER 31, 1996
                                         -------------------     -------------------      -------------------
                                                               (DOLLARS IN THOUSANDS)
Average Receivables Outstanding (1)          $29,749,158         $28,403,076                  $25,542,718
Gross Charge Offs                            $ 2,215,002         $ 1,891,601                  $ 1,458,450
Gross Charge-Offs as a Percentage of
Average Receivables Outstanding (2)              7.45%               7.27%                        5.71%

-----------------
(1) "Average Receivables Outstanding" is the average of the monthly average amount of receivables outstanding during the periods indicated.

(2) Recoveries with respect to receivables in the Trust that have been charged off as uncollectible are not treated as property of the Trust.

     WE DISCUSS THE ECONOMIC FACTORS THAT AFFECT THE PERFORMANCE OF THE DISCOVER CARD PORTFOLIO, INCLUDING CHARGE-OFFS, IN "RISK FACTORS - SOCIAL, LEGAL
AND ECONOMIC FACTORS."

     Summary Payment Rate Information(1). The accounts in the Discover Card portfolio have had the following historical monthly payment rates:


                                               Twelve Months Ended         Eleven Months Ended         Twelve Months Ended
                                                November 30, 1998           November 30, 1997           December 31, 1996
                                               -------------------         -------------------         -------------------
Average Monthly Payment Rate(2)                     15.42%                     14.51%                       15.24%
High Monthly Payment Rate                           17.01%                     16.31%                       18.08%
Low Monthly Payment Rate                            13.90%                     12.41%                       13.33%


---------------
(1) Greenwood calculates the "Monthly Payment Rate" by dividing monthly cardmember remittances by the cardmember receivable balance outstanding as of the beginning of the month.

(2) Greenwood calculates the "Average Monthly Payment Rate" for a period by dividing the sum of individual monthly payment rates for the period by the number of months in the period.


9.   GREENWOOD TRUST COMPANY

     Delete the text under the heading "Greenwood Trust Company" on pages 51-52 and substitute the following:

          Greenwood is a wholly-owned subsidiary of NOVUS and an indirect subsidiary of MSDW. Greenwood was acquired by NOVUS in January 1985. Greenwood was chartered as a banking corporation under the laws of the State of Delaware in 1911, and its deposits are insured by the FDIC. Greenwood is not a member of the Federal Reserve System. The executive office of Greenwood is located at 12 Read's Way, New Castle, Delaware 19720. On March 1, 1993, Sears sold through a primary initial public offering a minority interest of approximately 20 percent in its wholly-owned subsidiary DWDC. Sears distributed to Sears shareholders the balance of its ownership in DWDC in a tax-free spin-off on June 30, 1993. Through the initial public offering and the spin-off of DWDC, all subsidiaries of DWDC (including Greenwood, DRFG and SRC) are no longer subsidiaries of Sears. In May 1997, DWDC merged with Morgan Stanley Group Inc. and changed its name to Morgan Stanley, Dean Witter, Discover & Co. (now Morgan Stanley Dean Witter & Co.). DRFG believes that the change in ownership and subsequent merger will not have a material effect on the Investor Certificates. In addition to the experience obtained by Greenwood in the bank card business since 1985, a majority of the senior management of the credit, operations and data processing functions for the Discover Card at Greenwood and DFS has had extensive experience in the credit operations of other credit card issuers. DFS performs sales and marketing activities, provides operational support for the Discover Card program and maintains merchant relationships.

          The enactment of CEBA placed certain limitations on Greenwood, including a requirement that Greenwood engage only in activities in which it was engaged as of March 5, 1987. Since NOVUS acquired Greenwood, as a result of these and earlier limitations, Greenwood has not engaged in the business of making commercial loans. See "Risk Factors - Legislation." Greenwood believes that in light of the programs it has in place, the limitations of CEBA will not have a material impact on the level of the Receivables or on Greenwood's ability to service the Receivables.

          b. Add the following subsection immediately before "The Seller" on page 52:

     YEAR 2000

          Greenwood and DFS, like most other companies, use computer programs that identify particular dates using only the last two digits of a year, instead of all four digits. If these programs cannot recognize "00" as a date in the year 2000, the programs may be unable to process transactions properly with dates in the year 2000 and beyond (the "Year 2000 issue"). Greenwood and DFS are taking steps to address the Year 2000 issue, including updating their mission critical internal computer systems and programs as follows:

        o they have inventoried and identified those internal computer systems and programs that may be affected by the Year 2000 issue;

        o they have completed an assessment of whether these systems and programs can accommodate references to the year 2000 and beyond; and

        o they have completed the remediation and testing of substantially all mission critical systems (including systems and programs used in connection with the Trust and with servicing Accounts in the Trust).

           Greenwood and DFS expect that integration testing of substantially all of these systems with material external counterparties and suppliers, which is currently underway, will be completed during 1999. The Trust has not borne and will not bear any of the costs associated with this inventory, identification, assessment, remediation and testing.

           Greenwood has issued over twenty-eight million Discover Cards that expire in the year 2000 or after, and has not yet experienced any material problems with these "00" expiration dates. Greenwood and DFS continue to work with service establishments that accept the Discover Card to help insure that all point-of-sale hardware can accommodate cards with these new expiration dates.

           There are various risks associated with the Year 2000 issue, including the possibility that the mission critical computer system and programs of Greenwood and DFS may fail. In addition, Greenwood and DFS may also be materially adversely affected by the failure of external counterparties and suppliers to remediate their own Year 2000 issues. Greenwood and DFS are diligently working with their material external counterparties and suppliers to assess the efforts of these counterparties and suppliers to deal with their Year 2000 issues, and to assess the exposure that Greenwood, DFS and the Trust may have to them.

           Greenwood and DFS also have business continuity plans in place that cover their operations (including operations of the Trust and those related to servicing Accounts in the Trust). Greenwood and DFS intend to document and test Year 2000 specific contingency plans (including plans for the Trust) during 1999 as part of their Year 2000 risk mitigation efforts.

           The expectations of Greenwood and DFS about their timely completion of Year 2000 modifications are subject to uncertainties that could cause actual results to differ materially from what has been discussed above. Factors that could influence the effective timing of remediation efforts include: (i) the success of Greenwood and DFS in identifying internal computer systems and programs that contain two-digit year codes, (ii) the nature and amount of programming and testing required to upgrade or replace each of the affected computer systems and programs, (iii) the nature and amount of testing, verification and reporting required by regulators, (iv) the cost and availability of related labor and consulting services, and (v) the success of Greenwood's and DFS's material external counterparties and suppliers in addressing their respective Year 2000 issues.

10.   THE SELLER

      a. Delete the seventh sentence under the subheading "General" beginning on page 52 and substitute the following:

           The Investor Certificates will not be guaranteed by MSDW or any of its affiliates, including Greenwood and DRFG.

      b. Add at the end of the last sentence of the first paragraph under the subheading "Greenwood" on page 53:

           In addition, if the Federal Deposit Insurance Corporation is appointed as conservator or receiver for Greenwood, it has the power under the Federal Deposit Insurance Act, as amended, to repudiate contracts, including contracts of Greenwood such as the Pooling and Servicing Agreement. The Federal Deposit Insurance Act, as amended, provides that a claim for damages arising from the repudiation of a contract is limited to "actual direct compensatory damages." If the Federal Deposit Insurance Corporation were to be appointed as conservator or receiver of Greenwood and were to repudiate the Pooling and Servicing Agreement, then the Trust may not have adequate collateral to pay you the outstanding principal and accrued interest on your Investor Certificates. In a 1993 case, the Resolution Trust Corporation, which has ceased to exist as of December 31, 1995 (the Federal Deposit Insurance Corporation has taken over its responsibilities), repudiated certain secured zero-coupon bonds issued by a savings association. In that case, a United States federal district court decided that "actual direct compensatory damages" in the case of a marketable security meant the market value of the repudiated bonds as of the date of repudiation.

      c. Delete the first sentence of the second paragraph under the subheading "Greenwood" on page 53 and substitute the following:

      DRFG received, on the Closing Date, an opinion of Latham & Watkins, with respect to Greenwood, concluding on a reasoned basis (although there was no precedent based directly on similar facts) that subject to certain facts, assumptions and qualifications specified in the opinion (including matters set forth under "Certain Legal Matters Relating to the Receivables--Transfer of Receivables" and "--Certain UCC Matters"):

      o under New York law, the law of the jurisdiction in which the debtor is located governs the perfection and the effect of perfection or nonperfection of a security interest in the Receivables;

     o if Greenwood's transfer of the Receivables to DRFG constitutes an absolute transfer, then the transfer is a transfer of all right, title and interest of Greenwood in and to those Receivables to DRFG; and

     o if the transfer is deemed not to be an absolute transfer, it would be treated as a security interest created by the Purchase and Contribution Agreement in favor of DRFG in Greenwood's right, title and interest in and to the Receivables.

11.  CERTAIN LEGAL MATTERS RELATING TO THE RECEIVABLES

     a. Delete the second sentence under the heading "Consumer Protection Laws and Debtor Relief Laws Applicable to the Receivables" on page 55 and substitute the following:

     These laws and regulations include the Federal Truth-in-Lending Act and Fair Credit Billing Act (and the provisions of the Federal Reserve Board's Regulation Z issued under each of them), Equal Credit Opportunity Act (and the provisions of the Federal Reserve Board's Regulation B issued under
     it), Fair Credit Reporting Act and Fair Debt Collection Practices Act.

     b. Delete the first paragraph on page 56 relating to "Consumer Protection Laws and Debtor Relief Laws Applicable to the Receivables."

12.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Delete the text under the heading "Certain Federal Income Tax Consequences" on pages 56-62 and substitute the following:

                         FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     This summary of the material federal income tax consequences to investors in Investor Certificates is based on the opinion of Latham & Watkins ("Tax Counsel") as counsel to DRFG. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations and judicial and administrative rulings and decisions as of the date of the prospectus. We cannot assure you that the Internal Revenue Service (the "IRS") will agree with the conclusions in this summary, and we have not sought and will not seek a ruling from the IRS on the expected federal tax consequences described in this summary. Subsequent legislative, judicial or administrative changes--which may or may not be applied retroactively--could change these tax consequences.

     Although we provide certain limited discussions of particular topics, in general we have not considered your particular tax consequences in this summary if you are an entity subject to special treatment under the federal income tax laws, such as:

         o  a life insurance company;

         o  a tax-exempt organization;

         o  a financial institution;

         o  a broker-dealer;

         o an investor that has a functional currency other than the United States dollar; or

         o an investor that holds Investor Certificates as part of a hedge, straddle or conversion transaction.

     We also do not deal with all aspects of federal income taxation that may affect you in light of your individual circumstances. WE RECOMMEND THAT YOU CONSULT YOUR OWN TAX ADVISORS ABOUT THE FEDERAL, STATE, LOCAL, FOREIGN AND ANY OTHER TAX CONSEQUENCES TO YOU OF PURCHASING, OWNING AND DISPOSING OF INVESTOR CERTIFICATES.

TAX TREATMENT OF THE INVESTOR CERTIFICATES AS DEBT

     DRFG will treat the Investor Certificates as debt for federal, state and local income and franchise tax purposes. By accepting an Investor Certificate, you also will commit to treat your Investor Certificates as debt for federal, state and local income and franchise tax purposes. However, the Pooling and Servicing Agreement generally refers to the transfer of the Receivables as a "sale," and DRFG has informed its tax counsel that:

     o DRFG uses different criteria to determine the nontax accounting treatment of the transaction, and

     o for regulatory and financial accounting purposes, DRFG will treat the transfer of the Receivables under the Pooling and Servicing Agreement as a transfer of an ownership interest in the Receivables and not as the creation of a debt obligation.

     In general, whether for federal income tax purposes a transaction constitutes a purchase or a loan secured by the transferred property is a question of fact. This question is generally resolved based on the economic substance of the transaction, rather than its form. In the case of the Investor Certificates, the issue is whether the investors have loaned money to DRFG or have purchased Receivables from DRFG (through ownership of the Investor Certificates). In some cases, courts have held that a taxpayer is bound by the form of the transaction even if the substance does not comport with its form. Although the matter is not free from doubt, DRFG's tax counsel believes that the rationale of those cases will not apply to this transaction, based, in part, upon:

     o DRFG's expressed intent to treat the Investor Certificates for federal, state and local income and franchise tax purposes as debt secured by the Receivables and other assets held in the Trust, and

     o each investor's commitment, by accepting an Investor Certificate, similarly to treat the Investor Certificate for federal, state and local income and franchise tax purposes as debt.

     Although the IRS and the courts have established several factors to be considered in determining whether, for federal income tax purposes, a transaction in substance constitutes a purchase of an interest in the Receivables or a loan secured by the Receivables (including the form of the transaction), it is DRFG's tax counsel's opinion that the primary factor is whether the investors (through ownership of the Investor Certificates) have assumed the benefits and burdens of ownership of the Receivables. DRFG's tax counsel has concluded for federal income tax purposes that, although the matter is not free from doubt, the benefits and burdens of ownership of the Receivables have not been transferred to the investors (through ownership of the Investor Certificates).

     For the reasons described above, DRFG's tax counsel has advised DRFG that, in its opinion, under applicable law the Investor Certificates will be treated as debt for federal income tax purposes, although the matter is not free from doubt as the IRS or the courts may not agree. See "--Possible Characterization of the Investor Certificates" for a discussion of your federal income tax consequences if your Investor Certificates are not treated as debt for federal income tax purposes. Except for that discussion, the following discussion assumes that your Investor Certificates will be treated as debt for federal income tax purposes.

UNITED STATES INVESTORS

     The rules set forth below apply to you only if you are a "United States Person." Generally, a "United States Person" is:

     o  a citizen or resident of the United States,

     o a corporation or partnership created or organized in the United States or under the laws of the United States or of any state,

     o an estate the income of which is subject to United States federal income taxation regardless of the source of that income, or

     o a trust if a court within the United States is able to exercise primary supervision over the trust's administration, and one or more United States persons have the authority to control all substantial decisions of the trust (or, under certain circumstances, a trust the income of which is subject to United States federal income taxation regardless of the source of that income).

     Stated Interest on Investor Certificates. Subject to the discussion below:

     o if you use the cash method of accounting for tax purposes, you will be taxed on the interest on your Investor Certificate at the time it is paid to you; or

     o if you use the accrual method of accounting for tax purposes, you will be taxed on the interest on your Investor Certificate at the time it accrues.

The federal government will tax your interest as ordinary income. Generally, interest you receive on your Investor Certificates will constitute "investment income" for purposes of certain limitations of the Code concerning the deductibility of investment interest expense.


        Market Discount. You should be aware that if you resell your Investor Certificates, you may be affected by the market discount provisions of the Code. These rules generally provide that, subject to a statutorily-defined de minimis exception, if you acquire an Investor Certificate at a market discount (i.e., at a price below its stated redemption price at maturity) and you later recognize gain upon a disposition of the Investor Certificate (or dispose of it in certain nonrecognition transactions such as a gift), you must treat as ordinary interest income at the time of disposition the lesser of your gain (or appreciation, in the case of an applicable nonrecognition transaction) or the portion of the market discount that accrued while you held the Investor Certificate. If you acquired your Investor Certificate at a market discount, you will be required to treat as ordinary interest income the portion of any principal payment (including a payment on maturity) attributable to accrued market discount on your Investor Certificate. If you acquire an Investor Certificate at a market discount, you may be required to defer a portion of any interest expense that you might otherwise be able to deduct on any debt you incurred or maintained to purchase or carry the Investor Certificate until you dispose of the Investor Certificate in a taxable transaction.

     If you acquired your Investor Certificate at a market discount, you may elect to include market discount in income as the discount accrues, either on a ratable basis or, if you so elect, on a constant interest rate basis. Once you make this election to include the discount in your income as it accrues, it applies to all market discount obligations that you acquire on or after the first day of the first taxable year to which your election applies, and you may not revoke it without the consent of the IRS. If you elect to include market discount in income in accordance with the preceding sentence, you will not recognize ordinary income on sales, principal payments and certain other dispositions of the Investor Certificates and you will not have to defer interest deductions on debt related to the Investor Certificates.

     The Clinton Administration has proposed legislation that would require you, if you are an accrual method taxpayer that acquired your Investor Certificate at a market discount, to include the discount in income as it accrues, subject to certain limitations. As proposed, this provision would apply to Investor Certificates that you acquire on or after the date of enactment. DRFG cannot predict whether this legislation will be enacted, or if enacted, what its ultimate form or effective date will be.

     Amortizable Bond Premium. Generally, if the price you paid for your Investor Certificate or your tax basis in your Investor Certificate held as a capital asset exceeds the sum of all amounts payable on the Investor Certificate after your acquisition date (other than payments of qualified stated interest), the excess may constitute amortizable bond premium that you may elect to amortize under the constant interest rate method over the period from your acquisition date to the Investor Certificate's maturity date. If your Investor Certificate is subject to Section 1272(a)(6) of the Code (which applies to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments or, to the extent provided in Treasury Regulations, by reason of other events), the application of the amortizable bond premium rules is unclear, as Treasury Regulations specifically exclude these instruments from the amortizable bond premium rules contained in those regulations, but do not describe how bond premium should treated. Because no Treasury Regulations have been issued interpreting Section 1272(a)(6), you should consult your own tax advisors about the possible application of these rules. You may generally treat amortizable bond premium as an offset to interest income on the Investor Certificate, rather than as a separate interest deduction item subject to the investment interest limitations of the Code. If you elect to amortize bond premium, you must generally reduce your tax basis in the related Investor Certificate by the amount of bond premium used to offset interest income. If your Investor Certificate purchased at a premium is redeemed in full prior to its maturity, you should be entitled to a deduction for any remaining unamortized bond premium in the taxable year of redemption if you have elected to amortize bond premium.

     Sales of Investor Certificates. In general, you will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of your Investor Certificate measured by the difference between:

     o the amount of cash and the fair market value of any property received (other than the amount attributable to, and taxable as, accrued but unpaid interest), and

     o your tax basis in the Investor Certificate (as increased by any market discount that you previously included in income and decreased by any deductions previously allowed to you for amortizable bond premium and by any payments reflecting principal that you received with respect to the Investor Certificate).

     Subject to the market discount rules discussed above and to the one-year holding period requirement for long-term capital gain treatment, any gain or loss generally will be long-term capital gain or loss, provided you held the Investor Certificate as a capital asset. The maximum federal income tax rate applicable to capital gains and ordinary income for corporations is 35%. The maximum ordinary federal income tax rate for individuals, estates and trusts is 39.6%, whereas the maximum long-term capital gains rate for those taxpayers is 20%.

FOREIGN INVESTORS

     The following summary of the United States federal income and estate tax consequences of the purchase, ownership, sale or other disposition of an Investor Certificate applies to you only if you are a "non-U.S. Holder." You are generally a "non-U.S. Holder" if, for United States federal income tax purposes, you are:

     o  a foreign corporation,

     o  a nonresident alien individual, a foreign estate or trust, or

     o  a foreign partnership,

as each term is defined in the Code. Some non-U.S. Holders (including certain residents of certain United States possessions or territories) may be subject to special rules not discussed in this summary.

     Interest paid to you on your Investor Certificates will not be subject to withholding of United States federal income tax, provided that:


     o these interest payments are effectively connected with the conduct of your trade or business within the United States and you provide an appropriate statement to that effect, or

     o you are not a "10 percent shareholder" of DRFG or Greenwood or a "controlled foreign corporation" with respect to which DRFG or Greenwood is a "related person" within the meaning of the Code, and you (and, if relevant, a financial institution on your behalf) provide an appropriate statement, signed under penalties of perjury, certifying that you are not a United States Person and providing your name and address.

Your statement generally must be provided in the year a payment occurs or in either of the two preceding years. For years after 1999, Treasury Regulations specify that the statement must be made on Form W-8 and provided before payment.


     You generally will not be subject to United States federal income tax on gain realized on the disposition of your Investor Certificate (other than gain attributable to accrued interest, which is addressed in the preceding paragraph); provided that


     o the gain is not effectively connected with your conduct of a trade or business within the United States, and

     o  if you are an individual,

        o you have not been present in the United States for 183 days or more in the taxable year of the sale, exchange or redemption, or

        o you do not have a "tax home" in the United States and the gain is not attributable to an office or other fixed place of business that you maintain in the United States.

     If the interest or gain on your Investor Certificate is effectively connected with your conduct of a trade or business within the United States, then although you will be exempt from the withholding of tax previously discussed if you provide an appropriate statement, you generally will be subject to United States federal income tax on the interest or gain at regular federal income tax rates in a similar fashion to a United States Person. See "--United States Investors." In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% of your "effectively connected earnings and profits" within the meaning of the Code for the taxable year, as adjusted for certain items, unless you qualify for a lower rate under an applicable tax treaty.

     If you are an individual and are not a citizen or resident of the United States at the time of your death, your Investor Certificates will not be subject to United States federal estate tax as a result of your death if, immediately before death,

     o  you were not a "10 percent shareholder" of DRFG or Greenwood, and

     o your interest on the Investor Certificate was not effectively connected with your conduct of a trade or business within the United States.

     THE ABOVE DESCRIPTION OF THE POTENTIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS IS NECESSARILY INCOMPLETE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS ABOUT THESE MATTERS.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     If you are a United States Person but not a corporation, financial institution or certain other type of entity, information reporting requirements will apply to:

     o  certain payments of principal and interest on an Investor Certificate;
        and

     o  proceeds of certain sales before maturity.

In addition, if you do not provide a correct taxpayer identification number and other information, or do not comply with certain other requirements or otherwise establish an exemption, DRFG, Greenwood, a paying agent, or a broker, as the case may be, will be required to withhold from these payments to you a tax equal to 31% of each payment.

     Treasury Regulations provide that backup withholding and information reporting will not apply to payments of principal and interest on Investor Certificates by DRFG, Greenwood or their paying agents to you if you certify under penalties of perjury that you are not a United States Person or otherwise establish an exemption, provided that none of DRFG, Greenwood or their paying agents has actual knowledge that you are a United States Person or that the conditions of any other exemption are not in fact satisfied. Certain information reporting requirements will apply to payments of the proceeds of your sale of an Investor Certificate to or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States, unless:

     o  you are an exempt recipient; or

     o the broker has evidence in its records that you are not a United States Person and no actual knowledge that the evidence is false and certain other conditions are met.

After 1999, these payments may be subject to backup withholding unless they are exempt from information reporting. Information reporting and backup withholding will apply to payments of the proceeds of your sale of an Investor Certificate to or through the United States office of a broker unless:

     o you make appropriate certifications that you are not a United States Person (and no agent of the broker who is responsible for receiving or reviewing your statement has actual knowledge that it is incorrect), or

     o  you otherwise establish an exemption.

     If you provide the IRS with the information it requires, you will receive a refund or a credit against your United States federal income tax liability for any amounts withheld from your payments under the backup withholding rules.

     The Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Special rules apply that permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The final regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules. You are urged to consult your own tax advisors with respect to these final regulations.

POSSIBLE CHARACTERIZATION OF THE INVESTOR CERTIFICATES

     The above discussion assumes that the Investor Certificates will be treated as debt for federal income tax purposes. However, although DRFG's tax counsel has rendered an opinion to that effect with respect to the Investor Certificates, the matter is not free from doubt, and we cannot assure you that the IRS or the courts will agree with DRFG's tax counsel's opinion. If the IRS were to contend successfully that the Investor Certificates are not debt for federal income tax purposes, it could find that the arrangement created by the Pooling and Servicing Agreement and the Purchase and Contribution Agreement constitutes a partnership that could be treated as a "publicly traded partnership" taxable as a corporation. If your Investor Certificates were treated as interests in a partnership, the partnership in all likelihood would be treated as a "publicly traded partnership." If the partnership were nevertheless not taxable as a corporation (for example, because of an exception for a "publicly traded partnership" whose income is interest that is not derived in the conduct of a financial business), that partnership would not be subject to federal income tax. Rather, you would be required to include in income your share of the income and deductions generated by the assets of the Trust, as determined under partnership tax accounting rules. In that event, the amount, timing and character of the income required to be included in your income could differ materially from the amount, timing and character of income if your Investor Certificates were characterized as debt. It also is possible that such a partnership could be subject to tax in certain states where the partnership is considered to be engaged in business, and that you, as a partner in such a partnership, could be taxed on your share of the partnership's income in those states.

     In addition, if such a partnership is considered to be engaged in a trade or business within the United States, the partnership would be subject to a withholding tax on distributions to (or, at its election, income allocable to) non-U.S. Holders, and each non-U.S. Holder would be credited for the non-U.S. Holder's share of the withholding tax paid by the partnership. Moreover, the non-U.S. Holder generally would be subject to United States federal income tax at regular federal income tax rates, and possibly a branch profits tax (in the case of a corporate non-U.S. Holder), as previously described. See "-- Foreign Investors." Further, even if the partnership is not considered to be engaged in a trade or business within the United States, it appears that partnership withholding will be required in the case of any non-U.S. Holder that is engaged in a trade or business within the United States to which the income with respect to an Investor Certificate is effectively connected.

     Alternatively, although there may be arguments to the contrary, it appears that if such a partnership is not considered to be engaged in a trade or business within the United States and if income with respect to an Investor Certificate is not otherwise effectively connected with the conduct of a trade or business within the United States by a non-U.S. Holder, the non-U.S. Holder would be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable treaty) on the non-U.S. Holder's distributive share of the partnership's interest income.

     If your Investor Certificates were treated as interests in a "publicly traded partnership" taxable as a corporation, the income from the assets of the Trust would be subject to federal income tax and tax imposed by certain states where the entity would be considered to have operations at corporate rates, which would reduce the amounts available for distribution to you. See "State Tax Consequences." Under these circumstances, your Investor Certificates may be treated as debt of an entity taxable as a corporation or, alternatively, as equity of such an entity in which latter case interest payments to you could be treated as dividends and, if made to non-U.S. Holders, could be subject to United States federal income tax and withholding at a rate of 30% (unless reduced by an applicable tax treaty).

     Finally, the IRS might contend that even though the Class A Certificates are properly classified as debt for federal income tax purposes, the Class B Certificates are not properly classified as debt. Under this approach, the Class B Certificates might be viewed as equity interests in an entity (such as Greenwood or DRFG or a joint venture consisting of DRFG, Greenwood and the Class B investors), with the Class A Certificates treated as debt obligations of that entity. If that entity were characterized as a partnership not taxable as a corporation, the entity would not be subject to federal income tax, although the Class B investors would be subject to the tax consequences previously described with respect to interests in a partnership that is not taxable as a corporation. Alternatively, if such an entity were characterized as a "publicly traded partnership" taxable as a corporation, the tax liability on the income of the entity might, in certain circumstances, reduce distributions on both the Class A Certificates and the Class B Certificates, and the Class B investors would be subject to the tax consequences previously described with respect to interests in a "publicly traded partnership" taxable as a corporation. In addition, any non-U.S. Holder of a Class A Certificate who is the actual or constructive owner of 10% or more of the outstanding principal amount of the Class B Certificates may be treated as a "10 percent shareholder." See "--Foreign Investors."

     Based on DRFG's tax counsel's advice as to the likely treatment of the Investor Certificates for federal income tax purposes, DRFG, Greenwood and the Trust will not attempt to cause the arrangement created by the Pooling and Servicing Agreement and the Purchase and Contribution Agreement to comply with the federal or state income tax reporting requirements applicable to partnerships or corporations. If this arrangement were later held to constitute a partnership or corporation, it is not clear how the arrangement would comply with applicable reporting requirements.

     You should consult your own tax advisors as to the risk that the Investor Certificates will not be treated as debt, and the possible tax consequences of potential alternative treatments.

13.  CERTAIN STATE TAX CONSEQUENCES

          Delete the text under the heading "Certain State Tax Consequences" on pages 62-63 and substitute the following:

                             STATE TAX CONSEQUENCES

     This summary of the state tax consequences to investors in Investor Certificates is based on the opinion of DRFG's tax counsel. The summary is based upon currently applicable tax laws of certain states. DRFG has not sought and will not seek a ruling from the taxing authorities of those states on the anticipated state tax consequences discussed in this summary. We cannot assure you that the taxing authorities of any state will agree with the conclusions in this summary. Subsequent legislative, judicial or administrative changes--which may or may not be applied retroactively--could affect the tax consequences to investors. Except as discussed below, this discussion of state tax consequences assumes that the Investor Certificates will be treated as debt for federal tax purposes.

     Your state tax consequences will depend upon the provisions of the state tax laws to which you are subject. Most states modify or adjust the taxpayer's federal taxable income to arrive at the amount of income potentially subject to state tax. Resident individuals usually pay state tax on 100% of the state-modified income, while corporations and other taxpayers generally pay state tax only on that portion of state-modified income assigned to the taxing state under the state's own apportionment and allocation rules. Because each state's tax laws vary, it is impossible to predict the tax consequences to investors in all of the state taxing jurisdictions in which they are already subject to tax.

     DRFG's and Greenwood's headquarters are located in Delaware and that is where Greenwood originates and owns the Accounts and services the Receivables pursuant to the Pooling and Servicing Agreement. DRFG's tax counsel has advised DRFG that, in their opinion, although the matter is not free from doubt, the Investor Certificates will be treated as debt for purposes of the Delaware income tax. Accordingly, although the matter is not free from doubt, if the Investor Certificates are treated as debt in Delaware, investors not otherwise subject to taxation in Delaware will not become subject to the Delaware income tax solely because they own Investor Certificates.

     Generally, you are required to pay, in states in which you are already subject to state tax, additional state tax as a result of interest earned on your investment in Investor Certificates. Moreover, a state could claim that the Trust has undertaken activities within that state and therefore the Trust is subject to taxation by that state. Were any state to make and sustain that claim, the treatment of the Investor Certificates would be determined under that state's tax laws, and it is possible that the Investor Certificates would not be treated as debt for purposes of that state taxation.

     If your Investor Certificates were treated as interests in a partnership or a corporation, your state tax consequences could be materially different, especially in states that may be considered to have a business connection with the Receivables. See "Federal Income Tax Consequences -- Possible
Characterization of the Investor Certificates."

     THE ABOVE DESCRIPTION OF THE POTENTIAL STATE TAX CONSEQUENCES IS INCOMPLETE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISORS ABOUT THESE MATTERS.

14.  ERISA CONSIDERATIONS

     Delete the text under the subheading "ERISA Considerations" on pages 63-64 and substitute the following:

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code impose certain requirements on those employee benefit plans, including Individual Retirement Accounts and Individual Retirement Annuities (collectively "IRAs"), to which they apply ("Plans") and on fiduciaries of those Plans. To comply with ERISA's general fiduciary standards, before investing in Investor Certificates, a Plan fiduciary should determine whether such an investment is permitted under the governing Plan instruments and is appropriate for the Plan in view of the risks associated with the investment, the Plan's overall investment policy and the composition and diversification of the Plan's portfolio. ERISA and the Code prohibit certain transactions involving the assets of a Plan and persons who have certain specified relationships to the Plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code). Prohibited transactions may generate excise taxes and other liabilities. Prohibited transactions involving IRAs may result in the disqualification of the IRAs. Thus, a Plan fiduciary considering an investment in Investor Certificates should also consider whether such an investment might constitute or give rise to a prohibited transaction under ERISA or the Code.

     Certain transactions involved in the operation of the Trust might be deemed to constitute prohibited transactions under ERISA and the Code, if assets of the Trust were deemed to be assets of an investing Plan. ERISA and the Code do not define "plan assets." The U.S. Department of Labor (the "DOL") has published a regulation (the "Regulation"), which defines when a Plan's investment in an entity will be deemed to include an interest in the underlying assets of the entity (such as the Trust) for purposes of ERISA and the Code. Unless the Plan's investment is an "equity interest," the underlying assets of the entity will not be considered assets of the Plan under the Regulation. Under the Regulation, a beneficial ownership in a trust is deemed to be an equity interest. The DOL has ruled in an opinion letter, which is not binding upon DRFG, Greenwood, the Trustee or any Underwriter, that similar "pass through" Investor Certificates in a trust constituted equity interests.

     Assuming that the Investor Certificates are equity interests, the Regulation contains an exception that provides that if a Plan acquires a "publicly-offered security," then the assets of the issuer of the security will not be deemed to be Plan assets. A publicly-offered security is a security that is:

     o  freely transferable,

     o part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another by the conclusion of the offering, and

     o  either is

     o part of a class of securities registered under section 12(b) or 12(g) of the Securities Exchange Act of 1934, or

     o sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933, if the class of securities of which the security is a part is registered under the Securities Exchange Act of 1934 within 120 days (or such later time as may be allowed by the Securities and Exchange Commission) after the end of the fiscal year of the issuer during which the offering of the securities to the public occurred.

     If the Class A Certificates are deemed to be debt and not equity for ERISA purposes, the purchase of the Class A Certificates by a Plan with respect to which Greenwood, DRFG or one of their affiliates is a "party in interest" or "disqualified person" might be considered a prohibited extension of credit under
Section 406 of ERISA and Section 4975 of the Code unless an exemption applies. There are at least four prohibited transaction class exemptions issued by the DOL that might apply, depending in part on who decided to acquire the Investor Certificates for the Plan:

     o DOL Prohibited Transaction Exemption ("PTE") 84-14 (Class Exemption for Plan Asset Transactions determined by Independent Qualified Professional Asset Managers);

     o PTE 91-38 (Class Exemption for Certain Transactions Involving Bank Collective Investment Funds);

     o PTE 90-1 (Class Exemption for Certain Transactions Involving Insurance Company Pooled Separate Accounts); and

     o PTE 96-23 (Class Exemption for Plan Asset Transactions Determined by In-House Asset Managers).

     Moreover, whether the Class A Certificates are debt or equity for ERISA purposes, a purchaser of Class A Certificates might violate the prohibited transaction rules if the purchase were made during the offering with assets of a Plan and Greenwood, DRFG, the Trustee, any Underwriter or any of their affiliates was a fiduciary with respect to that Plan. Under ERISA and the Code, a person is a "fiduciary" with respect to a Plan to the extent:

     o he [or she] exercises any discretionary authority or discretionary control respecting management of that Plan or exercises any authority or control respecting management or disposition of its assets,

     o he [or she] renders investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of that Plan, or has any authority or responsibility to do so, or

     o he [or she] has any discretionary authority or discretionary responsibility in the administration of that Plan.

Accordingly, the fiduciaries of any Plan should not purchase Class A Certificates during the offering with assets of any Plan if Greenwood, DRFG, the Trustee, any Underwriter or any of their affiliates is a fiduciary with respect to the Plan.

     In light of the foregoing, fiduciaries of Plans considering the purchase of Class A Certificates should consult their own benefits counsel or other appropriate counsel regarding the application of ERISA and the Code to their purchase of the Class A Certificates.

     In particular, insurance companies considering the purchase of Class A Certificates should consult their own benefits counsel or other appropriate counsel with respect to the United States Supreme Court's decision in John Hancock Mutual Life Insurance Co. v. Harris Trust & Savings Bank, 114 S.Ct. 517
(1993) ("John Hancock"), DOL PTE 95-60 (Class Exemption for Certain Transactions Involving Insurance Company General Accounts) and Section 401(c) of ERISA. In John Hancock, the Supreme Court held that the assets held in an insurance company's general account may be deemed to be "plan assets" under certain circumstances. Subject to numerous conditions and limitations, PTE 95-60 effectively provides an exemption from this portion of the holding in John Hancock. Section 401(c) of ERISA was added by the Small Business Job Protection Act of 1996 and requires the Secretary of Labor to issue regulations which are to provide guidance for the purpose of determining, in cases where an insurer issues one or more policies (supported by the assets of the insurer's general account) to or for the benefit of an employee benefit plan, which assets of the insurer (other than assets held in a separate account) constitute "plan assets" for the purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code. On December 22, 1997, the DOL issued proposed regulations under Section 401(c) of ERISA. 29 CFR 2550.401c-1. These regulations apply only to policies that are issued by an insurer on or before December 31, 1998, to or for the benefit of an employee benefit plan that is supported by the assets of the insurer's general account. These regulations will take effect at the end of the 18-month period following the date on which they become final. Section 401(c) of ERISA also provides that no person will be subject to liability under
Section 4975 of the Code and the fiduciary responsibility provisions of ERISA on the basis of a claim that the assets of an insurer (other than assets held in a separate account) are "plan assets," for conduct occurring before the date that is 18 months after the date the regulations become final.

          Accordingly, investors should analyze whether John Hancock, PTE 95-60,
Section 401(c) of ERISA and any regulations issued pursuant to Section 401(c) of ERISA may have an effect on their purchase of Class A Certificates.

15.  AVAILABLE INFORMATION

     Delete the text under the heading "Available Information" on page 64 of the prospectus and substitute the following:

          The Trust is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. DRFG, on behalf of the Trust, will file reports and other information with the Securities and Exchange Commission (the "Commission"). You may review the reports without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, you may also obtain these reports and other documents from the web site that the Commission maintains at http://www.sec.gov. You may also obtain copies of these materials from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

16.  GLOSSARY OF TERMS

     a. Delete the definition of "Charged-Off Amount" on page 67 of the prospectus and substitute the following:

     "CHARGED-OFF AMOUNT" will mean, for any Distribution Date, the total amount of Receivables in Accounts that become Charged-Off Accounts in the previous calendar month minus:

     o the cumulative, uncollected amount previously billed by the Servicer to Accounts that became Charged-Off Accounts during the previous calendar month with respect to finance charges, cash advance fees, annual membership fees, fees for transactions that exceed the credit limit on the Account, late payment charges, and any other type of charges that the Servicer has designated as "Finance Charge Receivables" for Accounts that are not Charged-Off Accounts, and

     o the full amount of any Receivables in these Charged-Off Accounts that Greenwood repurchased.

     b. Delete the definition of "Certificate" on page 68 of the prospectus and substitute the following:

     "CERTIFICATE" will mean any certificated Seller Certificate or any one of the Class A Certificates or the Class B Certificates.

     c. Delete the definition of "Certificateholder" or "Holder" on page 68 of the prospectus and substitute the following:

     "CERTIFICATEHOLDER" OR "HOLDER" will mean an Investor Certificateholder, a Person in whose name a Certificate is registered in the register maintained pursuant to the Pooling and Servicing Agreement for the registration, transfer and exchange of Certificates, or a Person in whose name ownership of the uncertificated Seller Certificate is recorded in the books and records of the Trustee.

     d. Delete the definition of "Finance Charge Receivables" on page 71 of the prospectus and substitute the following:

     "FINANCE CHARGE RECEIVABLES" will mean, for any Account for any calendar month,

     o the net amount billed by the Servicer during that month as periodic finance charges on the Account and cash advance fees, annual membership fees, fees for transactions that exceed the credit limit on the Account, late payment charges billed during that month to the Account and any other charges that the Servicer may designate as "Finance Charge Receivables" from time to time (provided that the Servicer will not designate amounts owing for the payment of goods and services or cash advances as "Finance Charge Receivables"), minus

     o if the Account becomes a Charged-Off Account during that month, the cumulative, uncollected amount previously billed by the Servicer to the Account as periodic finance charges, cash advance fees, annual membership fees, if any, fees for transactions that exceed the credit limit on such Account, late payment charges and any other type of charges that the Servicer has designated as "Finance Charge Receivables" with respect to Accounts that are not Charged-Off Accounts.

     e. Delete the definition of "Seller Certificate" on page 78 of the prospectus and substitute the following:

     "SELLER CERTIFICATE" will mean (i) if Greenwood and DRFG elect to evidence their fractional undivided interest in the Trust in certificated form pursuant to the Pooling and Servicing Agreement, the certificate executed by DRFG and authenticated by the Trustee, or (ii) an uncertificated fractional undivided interest in the Trust, as evidenced by a recording in the books and records of the Trustee, in each case representing a residual interest in the assets of the Trust not represented by the Class A Certificates or the Class B Certificates.